UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

T-Mobile US, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872590104

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan +81-3-3214-6522	Sarah P. Payne, Esq. Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, CA 94303-3308 +1 650 461 5669	Robert G. DeLaMater, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 +1-212-558-4788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS SoftBank Group Capital Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS Delaware Project 6 L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 106,291,623(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,291,623(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.59%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The shares of Common Stock held by Project 6 LLC are subject to the Proxy Agreement (of which 101,491,623 of such shares of Common Stock are subject to the Call Options), in each case as of September 15, 2021. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)	Based on the number of shares of Common Stock outstanding on July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 106,291,623(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,291,623(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.59%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(1)

The shares of Common Stock are held by Project 6 LLC, a wholly owned subsidiary of SoftBank. The shares are subject to the Proxy Agreement (of which 101,491,623 of such shares of Common Stock held by Project 6 LLC are subject to the Call Options), in each case as of September 15, 2021. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)	Based on the number of shares of Common Stock outstanding on July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of the Schedule 13D).

EXPLANATORY NOTE

This Amendment No. 8 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 2, 2020, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed with the Commission on June 15, 2020, Amendment No. 2 to the Schedule 13D filed with the Commission on June 25, 2020, Amendment No. 3 to the Schedule 13D filed with the Commission on June 26, 2020, Amendment No. 4 to the Schedule 13D filed with the Commission on July 30, 2020, Amendment No. 5 to the Schedule 13D filed with the Commission on October 6, 2020, Amendment No. 6 to the Schedule 13D filed with the Commission on September 7, 2021 and Amendment No. 7 to the Schedule 13D filed with the Commission on September 9, 2021 (as amended and supplemented, this “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), its wholly owned subsidiary SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC”), and SoftBank’s wholly owned subsidiary Delaware Project 6 L.L.C., a Delaware limited liability company (“Project 6 LLC”) (and, together with SoftBank and SBGC, the “Reporting Persons”), with respect to the common stock of T-Mobile US, Inc., a Delaware corporation (“T-Mobile” or the “Issuer”), par value $0.00001 per share (the “Common Stock”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in this Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 6 of this Schedule 13D Amendment including without limitation information as to the rights and obligations of the Reporting Persons pursuant to the terms of the agreements, instruments and other matters described therein, is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 is incorporated herein by reference. Project 6 LLC beneficially owns 106,291,623 shares of Common Stock, which represents approximately 8.59% of the shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021. The shares of Common Stock beneficially owned by Project 6 LLC are subject to the Proxy Agreement (of which 101,491,623 of such shares are subject to the Call Options). SBGC and Project 6 LLC are wholly owned subsidiaries of SoftBank. As a result, SoftBank may be deemed to beneficially own the shares of Common Stock beneficially owned by Project 6 LLC.

(c) The information set forth in Item 6 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

Margin Loan Agreements

On September 15, 2021, Project 6 LLC satisfied the conditions for closing under each of the Term Margin Loan Agreement and the Bridge Margin Loan Agreement, dated as of September 8, 2021 (as disclosed on Amendment No. 7 to the Schedule 13D filed with the Commission on September 9, 2021). Proceeds from the Term Margin Loan Agreement and Bridge Margin Loan Agreement were applied to repay in full loans outstanding under the Margin Loan Agreement entered into by Project 6 LLC on July 27, 2020 (as disclosed on Amendment No. 4 to the Schedule 13D filed with the Commission on July 30, 2020), which has been terminated.

Intercreditor Agreements and Deutsche Telekom’s Right of First Refusal

On September 15, 2021, Project 6 LLC, Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), the Term Margin Loan Facility Agent, the Bridge Margin Loan Facility Agent, the Margin Lenders, and the Bridge Margin Lenders entered into an Intercreditor Agreement (the “Margin Loan Intercreditor Agreement”) setting forth certain agreements between the parties thereto with respect to the Pledged TMUS Shares and Bridge Pledged TMUS Shares. Among other things, and in accordance with the Proxy Agreement, the Margin Loan Intercreditor Agreement provides that, subject to certain exceptions and requirements, in the event of a margin call or acceleration under the Term Margin Loan Agreement or the Bridge Margin Loan Agreement, Deutsche Telekom shall have the right to purchase all or any portion of the Pledged TMUS Shares or Bridge Pledged TMUS Shares, as applicable, then constituting collateral under the Term Margin Loan Agreement or the Bridge Margin Loan Agreement (the “DT ROFR”), at a price per Pledged TMUS Share or Bridge Pledged TMUS Share equal to the closing sale price per Pledged TMUS Share or Bridge Pledged TMUS Share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) as reported in composite transactions for The NASDAQ Global Select Market (“NASDAQ”) on the day on which NASDAQ is open for trading for its regular session immediately preceding the date of delivery of Deutsche Telekom’s commitment to exercise the DT ROFR.

On September 15, 2021, Project 6 LLC, Deutsche Telekom, and the Dealers entered into an Intercreditor Agreement (the “VPF Intercreditor Agreement”) setting forth certain agreements between the parties thereto with respect to the Pledged VPF Shares. Among other things, and in accordance with the Proxy Agreement, the VPF Intercreditor Agreement sets forth the conditions under which Deutsche Telekom may exercise its rights to purchase shares of Common Stock under the Replacement SB-Newco Call Option and the SB-DT Call Option and grants Deutsche Telekom a right of first refusal with respect to the Pledged VPF Shares if certain events of default or termination events were to occur under the Forward Contracts. The terms of the VPF Intercreditor Agreement relating to Deutsche Telekom’s purchase rights are substantially similar to the Margin Loan Intercreditor Agreement.

Contingent Floating Rate Options

On September 15, 2021, Project 6 LLC, as grantor, and Deutsche Telekom as optionholder, entered into two contingent floating rate option agreements relating to the Term Margin Loan Agreement and Bridge Margin Loan Agreement, respectively (collectively, the “Margin Loan Contingent Floating Rate Options”). The Margin Loan Contingent Floating Rate Options provide Deutsche Telekom with rights to acquire any remaining Pledged TMUS Shares, Bridge Pledged TMUS Shares and Other Collateral that Project 6 LLC has pledged to the Margin Lenders and Bridge Margin Lenders under the Term Margin Loan Agreement and Bridge Margin Loan Agreement following the exercise of the DT ROFR. The total aggregate value of Pledged TMUS Shares, Bridge Pledged TMUS Shares, Other Collateral and Bridge Other Collateral that Deutsche Telekom is entitled to purchase under the Margin Loan Contingent Floating Rate Options will in each case be proportional to the portion of obligations under the Term Margin Loan Agreement or Bridge Margin Loan Agreement, as the case may be, that can be repaid with the proceeds received from Deutsche Telekom’s purchase of any Pledged TMUS Shares or Bridge Pledged TMUS Shares pursuant to the DT ROFR (the “ROFR Shares”). The number of Pledged TMUS Shares, Bridge Pledged TMUS Shares and amount of Other Collateral and Bridge Other Collateral that are subject to the Margin Loan Contingent Floating Rate Options will be reduced by any Pledged TMUS Shares, Bridge Pledged TMUS Shares, Other Collateral or Bridge Other Collateral that are transferred or otherwise disposed of as a result of a foreclosure by the Margin Lenders or Bridge Margin Lenders, as applicable, under the Term Margin Loan Agreement or Bridge Margin Loan Agreement. Under the terms of the Margin Loan Contingent Floating Rate Options, Deutsche Telekom may elect to receive additional Pledged TMUS Shares or Bridge Pledged TMUS Shares (if any remain) in lieu of any Other Collateral or Bridge Other Collateral with an equivalent value.

The Margin Loan Contingent Floating Rate Options may be exercised by Deutsche Telekom at any time following the purchase of any ROFR Shares up to the date that is two business days after the later of (i) the date on which all obligations under the Term Margin Loan Agreement and Bridge Margin Loan Agreement are discharged in full and (ii) the date on which all of the collateral under the Term Margin Loan Agreement and Bridge Margin Loan Agreement is released by the Margin Lenders and Bridge Margin Lenders. The Margin Loan Contingent Floating Rate Options may only be exercised once, in full. Deutsche Telekom may not exercise its rights under either Margin Loan Contingent Floating Rate Option unless all of Project 6 LLC’s obligations under the Term Margin Loan Agreement and Bridge Margin Loan Agreement have been discharged in full. If an event of default occurs under the Forward Contracts, Deutsche Telekom may not exercise its rights under either Margin Loan Contingent Floating Rate Option unless all of Project 6 LLC’s obligations under the Term Margin Loan Agreement, Bridge Margin Loan Agreement and Forward Contracts have been discharged in full.

The Margin Loan Contingent Floating Rate Options can be exercised at an exercise price per share of Common Stock equal to (i) the excess (if any) of (x) the price paid by Deutsche Telekom to purchase any ROFR Shares over (y) the aggregate value of ordinary shares of Alibaba Group Holding Limited pledged as Other Collateral or Bridge Other Collateral to the Margin Lenders or Bridge Margin Lenders under the Term Margin Loan Agreement or Bridge Margin Loan Agreement, as applicable, determined by the average of the daily volume weighted average price per share of such ordinary shares on the principal U.S. national securities exchange on which such shares are listed for trading as reported on Bloomberg L.P. page “BABA US Equity AQR” (or any successor page thereto) or, if not available, by another authoritative source mutually agreed by Project 6 LLC and Deutsche Telekom, in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on a day on which the relevant securities exchange is open for trading (a “Trading Day”), for each of the two consecutive Trading Days immediately preceding the date on which Deutsche Telekom delivers the purchase price for any ROFR Shares, divided by (ii) the aggregate number of shares of Common Stock that Deutsche Telekom is entitled to purchase pursuant to the Margin Loan Contingent Floating Rate Options.

Deutsche Telekom is only entitled to transfer its rights under the Margin Loan Contingent Floating Rate Options to a wholly-owned subsidiary. Any other pledge, transfer or assignment of rights and obligations requires the consent of both parties to the Margin Loan Contingent Floating Rate Options.

Also on September 15, 2021, Project 6 LLC and Deutsche Telekom entered into a contingent floating rate option agreement relating to the Forward Contracts (the “Forward Contract Contingent Floating Rate Option”). The terms of the Forward Contract Contingent Floating Rate Option relating to the Forward Contracts are substantially similar to the Margin Loan Contingent Floating Rate Options described above, except that the exercise price per share of Common Stock under the Forward Contract Contingent Floating Rate Option is equal to (i) the price paid by Deutsche Telekom to purchase any ROFR Shares divided by (ii) the aggregate number of shares of Common Stock that Deutsche Telekom is entitled to purchase pursuant to the Forward Contract Contingent Floating Rate Option. If an event of default occurs under the Forward Contracts, Deutsche Telekom may not exercise its rights under the Forward Contract Contingent Floating Rate Option unless all of Project 6 LLC’s obligations under the Term Margin Loan Agreement, Bridge Margin Loan Agreement and Forward Contracts have been discharged in full.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2021

SOFTBANK GROUP CORP.

By:	/s/ Natsuko Ohga

Name:	Natsuko Ohga

Title:	Head of Corporate Legal Department

SOFTBANK GROUP CAPITAL LTD

By:	/s/ Michel Combes

Name:	Michel Combes

Title:	Director

DELAWARE PROJECT 6 L.L.C.

By:	/s/ Stephen Lam

Name:	Stephen Lam

Title:	Manager